YOUNG INNOVATIONS, INC.

May 26, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, D.C. 20549

Attention:  Mr. Tim Buchmiller

RE:          Young Innovations, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 16, 2010

Form 10-Q for the quarter ended March 31, 2010

Filed May 7, 2010

File No. 0-23213

Ladies and Gentlemen:

This letter is provided to you on behalf of Young Innovations, Inc. (“Young”) in respect to the written comments received from the Division of Corporation Finance dated May 24, 2010, with regard to the above referenced Form 10-K and Form 10-Q.  For your convenience and ease of use, we have set forth each of the Staff’s comments in italics, followed by Young’s responses in bold type.

Form 10-K for the fiscal year ended December 31, 2009.

1.
In connection with our review of your Part III information, we note the reference in the second paragraph on page 3 of your proxy statement under “Election of Directors” to “a description of the specific experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director,” however, it appears that you included only the general disclosure in the second paragraph about each director on page 3 in response to Item 401(e) of the Regulation S-K.  In future filings, be more specific in describing the specific experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director.

In future filings, the Company will be more specific in describing the specific experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director.

2.
In connection with our review of your Part III information, we note disclosure in the first full paragraph on page 12 of your proxy statement under “Setting Executive Compensation” that the consultant did not recommend the amount or form of executive or director compensation.  In future filings, please disclose whether the consultant was engaged directly by the compensation committee or any other person.  Alternatively tell us why you have not included this information.  See Item 407(e)(3)(iii) of Regulation S-K.

In future filings, to the extent required by Item 407(e)(3)(iii) of Regulation S-K, the Company will disclose whether the consultant was engaged directly by the compensation committee or any other person.

Form 10-Q for the quarter ended March 31, 2010

Exhibit 32.1

3.	Please revise the reference in the first sentence of exhibit 32.1 from the “period ending September 30, 2009: to correct period: i.e., the period ending March 31, 2010.

The Company has filed an amendment to its Form 10-Q for the quarter ended March 31, 2010 to reflect the correct period.

Young acknowledges that:

•	Young is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Young may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly with any questions at (312) 644-4137.

Very truly yours,

/s/ Arthur L. Herbst, Jr.

Arthur L. Herbst, Jr.
President and Chief Financial Officer